UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

American CryptoFed DAO LLC

(Exact name of registrant as specified in its charter)

Wyoming	**87-2207963**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1607 Capitol Ave., Suite 327, Cheyenne, WY	**82001**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(307) 206-4210**

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
_____	_____
_____	_____

Securities to be registered pursuant to Section 12(g) of the Act:

Ducat: Inflation and deflation protected stable token, used for pricing goods and services, for daily transactions, for accounting and for store of value.

_____

(Title of class)

Locke: Governance token, used for stabilizing Ducat and for Locke holders to participate in network rulemaking and decision making.

_____

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒   Smaller reporting company ☒

                                            Emerging growth company ☒

Persons who respond to the collection of information contained in this form are not

SEC 1396 (02-21)   required to respond unless the form displays a currently valid OMB control number.

Table of Contents

1. The Preamble: Purpose of Form 10 Filing

American CryptoFed DAO, LLC ("CryptoFed") agrees with commissioner Hester M. Peirce of U.S. Securities and Exchange Commission ("SEC") that the SEC is "a disclosure regulator, rather than a more interventionist merit regulator."[1] "The SEC's Division of Corporation Finance may examine a company's registration statement to determine whether it complies with our disclosure requirements. But the SEC does not evaluate the merits of offerings, nor do we determine if the securities offered are "good" investments."[2]

CryptoFed is registering Locke and Ducat tokens with the SEC as utility tokens, not as securities, for the purpose of disclosure. Form 10 allows CryptoFed to voluntarily become a reporting company for ongoing disclosure purposes and becomes effective sixty (60) days after the initial filing date regardless of whether there are outstanding SEC comments. Filing Form 10 does not mean CryptoFed concedes that Locke and Ducat tokens are securities. Section 2.9 of **Item 1: Business** entitled "2.9. Locke and Ducat as Utility Tokens" explains why the Locke and Ducat tokens are utility tokens, not securities.

If the SEC does not agree with CryptoFed's position and characterizes Locke and Ducat tokens as securities, CryptoFed should be able to grant these tokens to service providers, free of charge, under an equity incentive plan for the CryptoFed community, pursuant to the American CryptoFed DAO Constitution ("Constitution") attached as Exhibit 1, as long as these tokens are restricted, untradeable and non-transferable. By holding Locke tokens per se, token holders by definition perform services to CryptoFed, because the CryptoFed token economy needs a network effect of mass token holders to overcome the inherent hurdles of collective action. CryptoFed will grant restricted, untradeable and non-transferable Locke tokens to municipalities, merchants, banks, crypto exchanges and individual contributors to execute the Ducat Economic Zone plan attached as Exhibit 2. In anticipation of mass distribution which will quickly surpass

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[1] https://www.sec.gov/news/speech/peirce-paper-plastic-peer-to-peer-031521
[2] https://www.investor.gov/introduction-investing/investing-basics/glossary/registration-under-securities-act-1933#:~:text=The%20Securities%20Act%20of%201933%20has%20two%20basic%20objectives%3A,in%20the%20sale%20of%20securities

the 500-person threshold under Exchange Act Section 12(g)[3], CryptoFed elects to proactively file this Form 10 to subject itself to the periodic reporting requirements and then file Form S-8 upon the effectiveness of Form 10 in 60 days. Concurrent with this Form 10 filing, CryptoFed is also filing Form S-1 to register Locke and Ducat tokens to make them tradeable and transferable. The SEC's review of CryptoFed's Form S-1 filing will continue until the SEC declares the Form S-1 effective. In the interim, Form S-8 filing will enable CryptoFed to grant restricted and untradeable Locke tokens to more than 500 persons. For clarity, all Locke and Ducat tokens will remain restricted, untradeable and non-transferable until the effectiveness of the Form S-1 filing is confirmed by the SEC.

2. Item 1: Business.

2.1. Mission

CryptoFed was established on July 1, 2021 by MShift Inc (MShift). CryptoFed's mission is to create and maintain a monetary system with zero inflation, zero deflation and zero transaction costs.

"The chief attraction the issuer of a competitive currency has to offer to his customers is the assurance that its value will be kept stable (or otherwise be made to behave in a predictable manner)."[4]

2.1.1. Inflation Is Not an Option

"Inflation tends not only to be higher but also increasingly volatile and to be accompanied by widening government intervention into the setting of prices. The growing volatility of inflation and the growing departure of relative prices from the values that market forces alone would set combine to render the economic system less efficient, to introduce frictions in all markets, and, very likely, to raise the recorded rate of unemployment." [5]

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[3] https://www.sec.gov/info/smallbus/secg/jobs-act-section-12g-small-business-compliance-guide.htm
[4] F. A. Hayek (Nobel Laureate 1974), 1976, Page 59, Denationalization of Money, https://cdn.mises.org/Denationalisation%20of%20Money%20The%20Argument%20Refined_5.pdf
[5] Milton Friedman, 1976, page 283 – 284, Inflation and Unemployment, Nobel Memorial Lecture, Economic Sciences, https://assets.nobelprize.org/uploads/2018/06/friedman-lecture-1.pdf

2.1.2. Deflation Is Not an Option

"The length and depth of the deflation during the late 1920s and early 1930s strongly suggest a monetary origin, and the close correspondence (across both space and time) between deflation and nations' adherence to the gold standard shows the power of that system to transmit contractionary monetary shocks. There is also a high correlation in the data between deflation (falling prices) and depression (falling output), as the previous authors have noted and as we will demonstrate again below." [6]

2.1.3. Money Was Invented to Reduce Transaction Costs

"I know of only one part of economics in which transaction costs have been used to explain a major feature of the economic system and that relates to the evolution and use of money. Adam Smith pointed out the hindrances to commerce that would arise in an economic system in which there was a division of labour but in which all exchange had to take the form of barter. No-one would be able to buy anything unless he possessed something that the producer wanted. This difficulty, he explained, could be overcome by the use of money." [7]

2.1.4. Transaction Costs Are Governance Issues.

"The overall object of the exercise essentially comes down to this: for each abstract description of a transaction, identify the most economical governance structure-- where by governance structure I refer to the institutional framework within which the integrity of a transaction is decided. Markets and hierarchies are two of the main alternatives" [8]

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[6] Ben Bernanke and Harold James, 1991, page 33, "The Gold Standard, Deflation, and Financial Crisis in the Great Depression: An International Comparison" in Financial Markets and Financial Crises, ed. R. Glenn Hubbard, University of Chicago Press,
https://www.nber.org/system/files/chapters/c11482/c11482.pdf
[7] Ronald H. Coase, 1991, The Institutional Structure of Production, Lecture to the memory of Alfred Nobel, https://www.nobelprize.org/prizes/economic-sciences/1991/coase/lecture/
[8] Oliver E. Williamson (Nobel Laureate 2009), 1979, page 234-235, Transaction-Cost Economics: The Governance of Contractual Relations, Journal of Law and Economics, Vol. 22, No. 2.
https://josephmahoney.web.illinois.edu/BA549_Fall%202010/Session%203/Williamson%20(1979).pdf

2.2. Products and Services

To accomplish its mission, CryptoFed issues two utility tokens called Ducat and Locke which collectively generate the products and services detailed below.

2.2.1. Ducat

Ducat is an inflation and deflation protected stable token with unlimited issuance, constrained by algorithms targeting zero inflation and zero deflation. Ducat is used to price goods and services, for daily transactions, accounting and as a store of value. CryptoFed utilizes both fiscal policy tools and monetary policy tools defined by its Constitution, to provide benefits to Ducat users and adjust the incentive ranges as detailed below to influence users' economic behaviors in order to stabilize Ducat.

i)   Fiscal Policy tools are defined as rewards paid to consumers at a range of 5.5% -12% for making purchases using Ducat and merchants for accepting Ducat at a range of 1% - 4%.

ii)   Monetary Policy tools are defined as interest paid to all Ducat holders at a range of 3% - 5%, but can be raised as high as necessary to cure or deter inflation.

Ducat is designed to appreciate against the US dollar (USD) by the amount of inflation USD experiences measured by the PCE price index. This ensures Ducat does not experience inflation. The rate of inflation is derived from the PCE price index to define the Ducat Target Equilibrium Exchange Rate against the USD. "The PCE price index, released each month in the Personal Income and Outlays report, reflects changes in the prices of goods and services purchased by consumers in the United States," published monthly by the Bureau of Economic Analysis, US Department of Commerce. As long as goods and services are priced in Ducat and the Target Equilibrium Exchange Rate is maintained, the inflation and deflation of Ducat should remain close to zero.

Target Equilibrium Exchange Rate:

Suppose time t is measured in days and $m \geq 1$ stands for months, then Ducat will be designed to rise against USD according to the deterministic function every day "t" since Ducat deployment $(t = 0)$:

$$1\ Ducat = 1\ USD \cdot e^{\sum_{m=1}^{\infty} r_m(t)}$$

Such that

$$r_m(t) = \begin{cases} r_m t & if\ (m-1)\tau + 1 \leq t \leq m\tau \\ r_m m\tau & if\ t > m\tau \\ 0 & otherwise \end{cases}$$

$$r_m = \frac{1}{\tau} \cdot \ln\left(\widehat{PCE}_m / \widehat{PCE}_{m-1}\right)$$

$$\widehat{PCE}_0 = PCE_0$$

$$\tau = 365/12$$

$\widehat{PCE}_m$ is an estimate of the Personal Consumption Expenditures Price Index by the end of the month m. The estimate $\widehat{PCE}_m$ is determined by an exponential least square fit to a subset of the historical PCE data released by the Department of Commerce in previous months $m - 1, m - 2, \ldots$ etc.

The actual daily exchange rate on crypto exchange markets may constantly fluctuate around the Target Equilibrium Exchange Rate, but CryptoFed's open market operations will ensure the variation will not go beyond a 2% range of upper and lower bounds. Open market operations are defined as the buying and selling between Ducat and Locke on compliant crypto exchanges to maintain the Target Equilibrium Exchange Rate.

2.2.2. Locke

Locke is a governance token with a maximum authorized finite number of 10 trillion. Locke is used to stabilize Ducat and for Locke holders to participate in network rulemaking and decision making.

i)   Locke tokens make CryptoFed's network rules under which Ducat operates. Locke tokens participate in network rulemaking and decision making based on the CryptoFed Constitution.

ii)   Locke tokens are also used as utility tokens for open market operations to stabilize Ducat on a daily basis.

2.2.3. Token Definition

A token is defined per the description in the Token Safe Harbor Proposal 2.0 published by the SEC commissioner Hester Peirce[9]:

A Token is a digital representation of value or rights,

(i) that has a transaction history that:

    (A) is recorded on a distributed ledger, blockchain, or other digital data structure;

    (B) has transactions confirmed through an independently verifiable process; and

    (C) cannot be modified;

(ii) that is capable of being transferred between persons without an intermediary party; and

(iii) that does not represent a financial interest in a company, partnership, or fund, including an ownership or debt interest, revenue share, entitlement to any interest or dividend payment.

2.3. Competition

To the extent that no entity has a similar mission, CryptoFed does not have direct competition. Central banks, including the Federal Reserve System, are close competitors, but CryptoFed fundamentally differentiates from central banks in the following aspects outlined below.

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[9] https://www.sec.gov/news/public-statement/peirce-statement-token-safe-harbor-proposal-2.0

2.3.1. Inflation Target

CryptoFed targets zero inflation and zero deflation in the Ducat economy, while major central banks target 2% inflation in their respective fiat economies. Ducat's purchasing power will be maintained over time, while USD's purchasing power will decline towards zero over time as demonstrated below by the Federal Reserve chart[10].



2.3.2. Fiscal Policy Tools

CryptoFed establishes its fiscal policy tools by directly providing rewards to consumers at a range of 5.5% - 12% for making purchases using Ducat and merchants at a range of 1% - 4% for accepting Ducat. Conversely, major central banks do not have the same direct spending authority at their disposal.

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[10] Consumer Price Index for All Urban Consumers: Purchasing Power of the Consumer Dollar in U.S. City Average https://fred.stlouisfed.org/series/CUUR0000SA0R

2.3.3. Money Supply Mechanism

CryptoFed uses rewards to consumers and merchants as its primary mechanism for putting Ducat into circulation, while central banks use the lending of commercial banks as their primary mechanism for putting new money supply into circulation. When the absolute level of debt accumulation is too large to be paid back, the Federal Reserve's mechanism of money supply will stop functioning. The burden of existing loan repayments will ultimately reach a level that even with a low interest rates close to zero, borrowers will be unable to meet lender criteria to secure additional loans. Consequently, the money supply cannot be expanded to maintain and increase effective demand for economic growth. Central bank money supply function depends on commercial bank lending, which in turn can be significantly obstructed by the aggregate debt accumulation of commercial bank lending, leading to the dysfunction of the existing fractional reserve banking system. Central bank money supply is an inherently self-destructive mechanism, while CryptoFed money supply mechanism is independent of the aggregate debt accumulation of commercial banks.

2.3.4. Monetary Policy Tools

CryptoFed establishes its monetary policy tools by directly providing interest to Ducat holders at a range of 3% - 5%, while central banks' interest rate on money supply relies on commercial banks which pay interest to depositors and take interest from borrowers. As a result, CryptoFed possesses more direct and effective monetary policy tools than government controlled central banks.

2.3.5. Inflation Control for Stable Price Mandate

It has become increasingly impossible for the Federal Reserve to fulfill its mandate of maintaining stable prices. Due to the increase of aggregate debt accumulation, the Federal Reserve has lost the capacity to raise the Federal Funds Rate to control inflation. Since reaching 19.10% in June 1981, the Effective Federal Funds Rate has declined for 40 years and has stayed close to zero since Nov 2008 per the Federal Reserve's chart below.[11]

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[11] Effective Federal Funds Rate (chart August 1954 – March 2021)
https://fred.stlouisfed.org/series/FEDFUNDS



"Twenty-five years ago, on October 6, 1979, the Federal Reserve adopted new policy procedures that led to skyrocketing interest rates and two back-to-back recessions but that also broke the back of inflation and ushered in the environment of low inflation and general economic stability the United States has enjoyed for nearly two decades." [12] "Unbeknownst to many, last fall was the silver anniversary of a watershed moment in Fed history and the economic history of the country. On Oct. 6, 1979, Fed Chairman Paul Volcker took dramatic steps to rein in the runaway inflation that had been sapping the strength of our economy since the mid-1960s. Without his bold change in monetary policy and his determination to stick with it through several painful years, the U.S. economy would have continued its downward

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[12] FRBSF ECONOMIC LETTER, Number 2004-35, December 3, 2004.
https://www.frbsf.org/economic-research/publications/economic-letter/2004/december/october-6-1979/#conc

spiral. By reversing the misguided policies of his predecessors, Volcker set the table for the long economic expansions of the 1980s and 1990s."[13]

Raising interest rates has been proven to be an effective tool to control inflation as Fed Chairman Paul Volcker demonstrated. CryptoFed can increase interest rates as high as necessary to cure or deter inflation, whereas the Fed has lost that ability.

2.3.6. Effective Demand for Maximum Employment

"The amount of labour N which the entrepreneurs decide to employ depends on the sum (D) of two quantities, namely D1, the amount which the community is expected to spend on consumption, and D2, the amount which it is expected to devote to new investment. D is what we have called above the effective demand."[14] CryptoFed utilizes its fiscal policy tools of directly providing rewards to consumers at a range of 5.5% - 12% and 1% - 4% to merchants for Ducat purchases. These CryptoFed fiscal policy tools can drive effective demand to achieve maximum employment in the Ducat economy, while central banks, such as the Federal Reserve, the European Central Bank, the Bank of Japan, etc. do not have direct authority over fiscal policy tools.   In the US, that control over fiscal policy belongs to the Department of Treasury and Congress.

2.3.7. Boom and Bust Business Cycles (Economic Expansion and Contraction)

Although "the goals of maximum employment and stable prices are often referred to as the Fed's *dual mandate*,"[15] compared with CryptoFed, the Federal Reserve has significantly less effective policy tools to carry out their dual mandate. The situation is made even worse, because the Fractional Reserve Banking by which the Federal Reserve provides money supply, legitimates and institutionalizes the inherent and

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[13] President's Message: Volcker's Handling of the Great Inflation Taught Us Much. By William Poole, January 1, 2005. https://www.stlouisfed.org/publications/regional-economist/january-2005/volckers-handling-of-the-great-inflation-taught-us-much

[14] The General Theory of Employment, Interest, and Money, John Maynard Keynes, 1936, page 22, https://www.files.ethz.ch/isn/125515/1366_KeynesTheoryofEmployment.pdf

[15] https://www.federalreserve.gov/faqs/what-economic-goals-does-federal-reserve-seek-to-achieve-through-monetary-policy.htm

inevitable macroeconomic risks in the economy via the banking industry, periodically causing boom and bust business cycles and subsequent large-scale bailouts by the FDIC and taxpayer money through government intervention. This brutally impacts the American middle class through unintentional periodic and systematic financial and economic crisis.

Right after the housing bubble collapse in 2008 — symbolized by the fall of Lehman Brothers — the IMF published a report entitled "The Chicago Plan Revisited" which validates the 100% reserve banking model for decoupling money supply function from bank's lending function. The citation below is slightly long, but it is important because it fully supports the CryptoFed's model of decoupling money supply from bank lending. The primary difference is that CryptoFed is pursuing a denationalization of its money supply mechanism, while The Chicago Plan pursues the nationalization of a money supply mechanism, just not through banks.

"The decade following the onset of the Great Depression was a time of great intellectual ferment in economics, as the leading thinkers of the time tried to understand the apparent failures of the existing economic system. This intellectual struggle extended to many domains, but arguably the most important was the field of monetary economics, given the key roles of private bank behavior and of central bank policies in triggering and prolonging the crisis.

During this time a large number of leading U.S. macroeconomists supported a fundamental proposal for monetary reform that later became known as the Chicago Plan, after its strongest proponent, professor Henry Simons of the University of Chicago. It was also supported, and brilliantly summarized, by Irving Fisher of Yale University, in Fisher (1936). *The key feature of this plan was that it called for the separation of the monetary and credit functions of the banking system,* first by requiring 100% backing of deposits by government-issued money, and second by ensuring that the financing of new bank credit can only take place through earnings that have been retained in the form of government-issued money, or through the borrowing of existing government-issued money from non-banks, but not through the creation of new deposits, ex nihilo, by banks.

Fisher (1936) claimed four major advantages for this plan. First, preventing banks from creating their own funds during credit booms, and then destroying these funds during subsequent contractions, would allow for a much better control of credit cycles, *which were perceived to be the major source of business cycle fluctuations*. Second, 100% reserve backing would completely eliminate bank runs. Third, allowing the government to issue money directly at zero interest, rather than borrowing that same money from banks at interest, would lead to a reduction in the interest burden on government finances and to a dramatic reduction of (net) government debt, given that irredeemable government-issued money represents equity in the commonwealth rather than debt. Fourth, given that money creation would no longer require the simultaneous creation of mostly private debts on bank balance sheets, the economy could see a dramatic reduction not only of government debt but also of private debt levels…….

The first advantage of the Chicago Plan is that it permits much better control of what Fisher and many of his contemporaries perceived to be the major source of business cycle fluctuations, sudden increases and contractions of bank credit that are not necessarily driven by the fundamentals of the real economy, but that themselves change those fundamentals. In a financial system with little or no reserve backing for deposits, and with government-issued cash having a very small role relative to bank deposits, the creation of a nation's broad monetary aggregates depends almost entirely on banks' willingness to supply deposits. *Because additional bank deposits can only be created through additional bank loans, sudden changes in the willingness of banks to extend credit must therefore not only lead to credit booms or busts, but also to an instant excess or shortage of money, and therefore of nominal aggregate demand. By contrast, under the Chicago Plan the quantity of money and the quantity of credit would become completely independent of each other. This would enable policy to control these two aggregates independently and therefore more effectively.* Money growth could be controlled directly via a money growth rule. The control of credit growth would become much more straightforward because banks would no longer be able, as they are today, to generate their own funding, deposits, in the act of lending, an extraordinary privilege that is not enjoyed by any other type of business. Rather, banks would become what many erroneously believe them to be today, pure intermediaries that depend on obtaining outside funding before being able to lend. *Having to obtain outside funding rather than being able to create it themselves would much reduce the ability of banks to cause business cycles due to potentially capricious changes in their attitude towards credit risk.*"[16]

2.3.8. Money Supply Automation

There are multiple factors which make it impossible for central banks to automate the money supply mechanism. Below are the three major clusters of parameters out of the Fed's control.

i)   A fractional reserve banking system depends on the willingness of commercial banks' lending activities for money supply.

ii)   Fiscal policy depends on Congress and the Department of Treasury.

iii)   Boom and bust business cycles will repeatedly generate financial crisis requiring political human decisions and government interventions.

"The Fed implements monetary policy primarily by influencing the federal funds rate, the interest rate that financial institutions charge each other for loans in the overnight market for reserves"[17]. To decide, maintain and adjust the federal funds rate requires constant human judgements, under the political, economic, and institutional settings above.

In contrast, CryptoFed has full control of its monetary and fiscal policy tools, i.e. interest paid to Ducat holders (3% - 5%), Ducat rewards paid to consumers (5.5% -

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[16] Jaromir Benes and Michael Kumhof, 2012, page 4 - 5, The Chicago Plan Revisited, IMF Working Paper, https://www.imf.org/external/pubs/ft/wp/2012/wp12202.pdf

[17] What is the Fed: Monetary Policy, https://www.frbsf.org/education/teacher-resources/what-is-the-fed/monetary-policy/

12%) and merchants (1% - 4%). Ducat rewards rates and interest rates can be adjusted and optimized mathematically via Machine Learning. Money supply mechanism through giveaway can establish a virtuous automatic cycle between giveaway and economic growth to perpetuate the CryptoFed monetary system. Effective demand in the economy can be maintained and increased for economic growth, which in turn will generate more demand for additional money supply. Given that the money supply can be automatically optimized via machine learning, human intervention can be dramatically reduced to simple principles defined by the CryptoFed Constitution. The operations of CryptoFed can be decentralized to Locke tokens without requiring a hierarchical organization structure.

In addition to automating the decision making on interest paid to Ducat holders (3% - 5%), Ducat rewards paid to consumers (5.5% - 12%) and merchants (1% - 4%) which will be adjusted on a quarterly basis as levers to influence economic behavior in the Ducat economy, CryptoFed will also automate daily open market operations which are equivalent to the Fed's open market operations. "Traditionally, the Fed's most frequently used monetary policy tool was open market operations. This consisted of buying and selling U.S. government securities on the open market, with the aim of aligning the federal funds rate with a publicly announced target set by the FOMC. The Federal Reserve Bank of New York conducts the Fed's open market operations through its trading desk." [18]

The Fed's open market operations are the buying and selling between USD and U.S. government securities, whereas CryptoFed's open market operations are the buying and selling between Ducat and Locke, the two native tokens of CryptoFed. The Fed's open market operations stabilize the federal funds rate, while CryptoFed's open market operations stabilize the Target Equilibrium Exchange Rate between Ducat and USD. The two diagrams below summarize similarities and differences of open market

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[18] ibid

operations between the Fed and CryptoFed. Locke's role is to stabilize Ducat. Without Locke, Ducat cannot be stabilized. To this extent, Locke is a utility token.



Mandatory acceptance with costs by regulation
Bond is supported by taxation
Open Market Operations
Control Recession
Control Inflation
Federal Reserve
Federal Reserve
UNITED STATES FEDERAL RESERVE SYSTEM
Bonds
$
$
Bonds
Bond Market & Banks
BANK
Bond Market & Banks
High Money Supply
$
Low Interest Rate
Low Money Supply
$
High Interest Rate
Individuals & Companies
Individuals & Companies
supports
2% Inflation Target via Federal Funds Rate
supports
supports
Fiscal Policy
Taxation / Government Spending (Dysfunctional)
Monetary Policy
Federal Funds Rate for Bank's Lending (Dysfunctional)


Open Market Operations
Control Deflation
Decrease Exchange Rate Ducat/USD
Control Inflation
Increase Exchange Rate Ducat/USD
American CryptoFed DAO
DAO
American CryptoFed DAO
Locke
Locke
Exchange
Exchange
High Money Supply
Low Interest Rate
Low Money Supply
High Interest Rate
Individuals & Companies
Individuals & Companies
• Voluntary acceptance without costs by social contract
• Locke is supported by buyback with funds from CryptoFed's USD Reserve
supports
0% Inflation Target via $1\ Ducat = 1\ USD \cdot e^{\sum_{m=1}^{\infty} r_m(t)}$
supports
supports
Fiscal Policy
Reward Rate Paid to
Consumers: 5.5% - 12% (Mining)
Merchants: 1% - 4% (Mining)
Monetary Policy
Interest Rate Paid to
Ducat Holders: 3%-5% (Mining)

2.4. Distribution

To make CryptoFed a true and real decentralized autonomous organization, both Locke and Ducat need to be distributed as broadly as possible. Purchases, holding and sales of Locke and Ducat tokens must be done through CryptoFed co-branded wallets or whitelisted wallets compliant with KYC and AML, with the exception of the paper certificates for the Locke token's initial allocation.

2.4.1. Locke Distribution Plan

2.4.1.1. Initial Locke Allocation

2.4.1.1.1.   Out of the total maximum authorized finite number of 10 trillion Locke tokens, 25% will be reserved for MShift as the founding organization, 10% for key merchants, 10% for contributors other than merchants, 10% for refundable auctions on crypto exchanges for price discovery, 5% for R&D and 40% will be exclusively reserved for the purpose of Open Market Operations. All allocated Locke tokens will not be minted until they are distributed.

2.4.1.1.2.   Out of the total 25% allocated to MShift, a percentage will be used for compensation paid to contributors and $1/5^{th}$ of this allocation (5% of the total) will be used to maintain, defend and protect the intellectual property which will be permanently, exclusively, and irreversibly licensed to CryptoFed, free of charge.

2.4.1.1.3.   Under no circumstances should the 40% (4 trillion) Locke reserve quota be used for other purposes, although the number of the reserved Locke tokens can be more or less than 4 trillion as a result of open market operations. All Locke and Ducat tokens will be burnt once they are bought back via open market operations.

2.4.1.1.4.   When the Locke governance token market price reaches $0.50 US dollars per token daily for a consecutive 12-month period, all undistributed Locke tokens from the initial allocation will be reallocated for R&D purposes.

2.4.1.1.5.   CryptoFed will grant R&D funds, free of charge, to projects on the CryptoFed blockchain that benefit the Ducat economy, including but not limited to, decentralized exchanges, price index calculations, accounting services, universal identity verification, voting mechanisms, secure emails, social media, health care insurance, human resources management and other projects proposed by Locke tokens. The projects and associated budgets require the approval of a simple majority of Locke tokens through a valid vote based on the CryptoFed Constitution.

2.4.1.1.6.   For price discovery purposes, CryptoFed may conduct refundable auctions from time to time via compliant crypto exchanges. Refundable auctions will not start until the SEC declares CryptoFed's Form S-1 filing is effective. Proceeds from these token sales are reserved in order to allow purchasers to request full refunds at the original purchase prices via smart contracts. Purchasers refund rights expire if: a) Locke's price surpasses five (5) times the original purchase price, or b) the original Locke tokens are sold, or c) Three (3) years pass from the original time of purchase, whichever comes first. After refund rights expire, the corresponding proceeds will be transferred to CryptoFed's USD-pegged stablecoin reserve for Locke buyback. No proceeds can be used for other purposes.

2.4.1.2.   The Secondary Market of Locke Tokens

The initial allocation creates Locke token holders who cannot sell their tokens on compliant crypto exchanges until the SEC declares CryptoFed's Form S-1 is effective and Locke tokens are registered. CryptoFed will then also begin buying and selling between Locke and Ducat through open market operations to maintain the Target Equilibrium Exchange Rate.

2.4.2.   Ducat Distribution Plan

Ducat distribution will not start until the SEC declares CryptoFed's Form S-1 is effective and Locke reaches a minimum value of $0.10 USD on compliant crypto exchanges for a consecutive one-month period.

2.4.2.1.   People and entities will purchase Ducat from CryptoFed on compliant crypto exchanges. All proceeds will be transferred to CryptoFed's USD-pegged stablecoin reserve for Locke buyback.

2.4.2.2.   People and entities can earn Ducat interest (3% - 5%) by holding Ducat.

2.4.2.3.   People and entities can earn Ducat rewards paid to consumers (5.5% - 12%) and merchants (1% - 4%).

2.4.2.4.   Wallet issuers who are the block producers can earn Ducat from CryptoFed.

2.4.2.5.   Vendors can earn Ducat from CryptoFed.

2.4.2.6.   CryptoFed will conduct buying and selling between Locke and Ducat
through open market operations to maintain the Target Equilibrium Exchange
Rate.

2.4.3.   Ducat Economic Zone Plan

CryptoFed has a Ducat Economic Zone Plan to promote the distribution of Locke and Ducat
tokens which is attached as Exhibit 2.

2.5. Revenue and Costs

CryptoFed does not have revenue, nor does it possess any USD fiat bank accounts. CryptoFed's
mission is to maintain zero inflation and deflation of Ducat with zero transaction costs by
adjusting the money supply of its two native tokens, Locke and Ducat, through a giveaway
business model. There is no revenue earning function or operation incorporated into CryptoFed.
All functions, mechanisms and operations are designed to achieve CryptoFed's giveaway
business model effectively and automatically. There is no way for CryptoFed to earn any
revenue in fiat, including USD. Given that CryptoFed has no revenue forever, the only way it
can survive is to ensure that it does not have any costs either. Fortunately, CryptoFed's zero cost
operations can be achieved by using its own native tokens, just as the Bitcoin Blockchain and
Ethereum Blockchain have both demonstrated by incentivizing their miners with their own
native tokens of BTC and ETH.

2.5.1.   Locke Token Proceeds in USD-Pegged Stablecoins

CryptoFed grants a percentage of Locke tokens, free of charge, to individuals or entities. For
price discovery purposes, CryptoFed may conduct refundable Locke token auctions, but all the
proceeds from those auctions must be preserved and used for refunding. After the refund right of
purchasers expire, the corresponding funds must be used to buy back Locke tokens on compliant
exchanges, which is another method of refunding the proceeds back to the Locke token holders.
As a result, CryptoFed cannot book any funds gained from Locke auctions as revenue.

2.5.2.   Ducat Token Proceeds in USD-Pegged Stablecoins

CryptoFed sells Ducat to individuals or entities, but the proceeds must be preserved for redemption purposes. Ducat purchasers use Ducat to buy goods and services at merchants who in turn will convert the Ducat back to USD on compliant exchanges for redemption. In addition, CryptoFed pays Ducat tokens, free of charge, to individuals or entities as rewards, interest, and compensation. For each Ducat sold, CryptoFed will provide 10 % – 20% additional Ducat as rewards, interest, and compensation. CryptoFed must buy back Ducat tokens on compliant exchanges to maintain the Target Equilibrium Exchange Rate between Ducat and USD. CryptoFed uses Locke tokens to conduct the Ducat buyback via open market operations. In order to enable Locke to buy back Ducat on an ongoing basis, the USD proceeds from the Ducat sales must be used to constantly buy back Locke on compliant exchanges. As a result, CryptoFed cannot book any funds gained from Ducat sales as revenue. Below is the redemption flow.

Purchaser => Ducat => Merchant => Ducat => Exchange => USD => Merchant

CryptoFed => USD-pegged stablecoin proceeds => Locke buyback => Ducat buyback

2.5.3. Transaction Fees

CryptoFed does not charge any transaction fees.

2.5.4. Costs

Bitcoin Blockchain gives its native token Bitcoin (BTC) to miners who in turn add blocks to the Bitcoin network and help maintain the network. Ethereum Blockchain has a similar mechanism. Both Bitcoin and Ethereum Blockchain do not have their own costs, although the miners' operations have both revenue and costs.

Similarly, both Locke and Ducat tokens are native tokens of the CryptoFed Blockchain. CryptoFed grants these Locke and Ducat tokens to contributors (equivalent to miners) who in turn help generate these tokens and maintain the CryptoFed Monetary System. Contributors in the CryptoFed Monetary System can be broadly defined as people or entities who receive Locke or Ducat tokens from CryptoFed to perform functions needed for CryptoFed's mission. As a result, CryptoFed does not have costs.

As the founding organization, MShift will cover CryptoFed operating costs until December 31, 2021. The costs are one-time setup expenses which will not be required for the ongoing operation of CryptoFed.

From January 1, 2022, CryptoFed will completely operate as a token economic DAO without fiat currency. If regulatory agencies do not accept Ducat or Locke as payment for their filing fees, MShift may have to cover these filing fees in USD to fulfil ongoing reporting obligations until CryptoFed establishes smart contracts to outsource the routine filings to vendors who accept Locke or Ducat tokens as payment.

2.6. Intellectual Property

Over the last few years, MShift has aggressively filed applications for patent and trademark protections related to the CryptoFed Monetary System which will be permanently, exclusively, and irreversibly licensed to CryptoFed, free of charge. MShift will maintain and defend these intellectual properties in good faith in courts as needed or at the request by a simple majority of Locke tokens at a valid vote. Source code will be disclosed for transparency purposes, but use of the source code will require a business source license subject to authorization by Locke tokens at a valid vote.

2.7. Number of Employees

As a decentralized autonomous organization, CryptoFed will be operated automatically by smart contracts and direct voting by Locke tokens. Projects can be outsourced by authorization of Locke token voting. Chief Executive Officer is a symbolic position, currently held by Marian Orr, and serves primarily as the contact person for federal and state regulators.

2.8. Compliance with Environmental Laws

CryptoFed fully complies with environmental laws. Ducat and Locke tokens are primarily issued using the EOS protocol. For trading purposes only, Ducat and Locke tokens can be issued using the Ethereum protocol, but Ethereum tokens will be phased out in the long run. Through the mining process, the Bitcoin family and Ethereum family put new money into circulation which consumes massive amounts of energy. In contrast, CryptoFed defines mining broadly as economic activities that result in CryptoFed incentives, such as earning rewards upon payment for purchases in Ducat, earning interest payments for holding Ducat, and earning compensation for issuing and management of co-branded CryptoFed wallets. From an energy consumption perspective, EOS has an overwhelming competitive advantage. "73.1 TWh / 0.0011 TWh = 66,454 times that EOS is more Energy efficient in comparison to Bitcoin & 17,236 times more Energy efficient than Ethereum.", per the analysis article "EOS Energy Consumption vs Bitcoin and Ethereum."[19]

2.9. Locke and Ducat as Utility Tokens

In his MIT class of **Blockchain and Money**, Professor Gary Gensler, now the SEC Chairman, said "I am not aware of any statute, federal or state, that says there's an absolute monopoly on form of money......it is legal to create your own form of money. But you have to comply with all the other laws...."[20] In addition, currencies of monetary systems which replace sovereign currencies are not securities, according to Jay Clayton, who stated in a CNBC interview while he was serving as the SEC Chairman, "Cryptocurrencies: These are replacements for sovereign currencies, replace the dollar, the euro, the yen with bitcoin," and "That type of currency is not a security."[21] Sovereign currencies, such as the US dollar, are the products of central banks which are monetary systems. "The Federal Reserve **System** is the central bank of the United States."[22] A monetary system independent of monetary systems of sovereign currencies should not be regulated as securities. A monetary system like the Fed consists of inherent, cohesive, and indispensable elements to function which are cited from the Fed's websites, underlined and summarized below.

"The Federal Reserve works to promote a strong U.S. economy. Specifically, the Congress has assigned the Fed to conduct the nation's monetary policy to support the goals of maximum employment, stable prices, and moderate long-term interest rates. When prices are stable, long-term interest rates remain at moderate levels, so the goals of price stability and moderate long-

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[19] https://www.genereos.io/eosenergyconsumption/

[20] Gary Gensler, MIT, Fall 2018 Class, Video 23:00 - 25:00, Section 2: Money, Ledgers & Bitcoin https://www.youtube.com/watch?v=5auv_xrvoJk&list=PLUl4u3cNGP63UUkfL0onkxF6MYgVa04Fn&index=3

[21] https://www.cnbc.com/2018/06/06/sec-chairman-clayton-says-agency-wont-change-definition-of-a-security.html

[22] https://www.federalreserve.gov/aboutthefed.htm

term interest rates go together. As a result, the goals of maximum employment and <u>stable prices</u> are often referred to as the Fed's *dual mandate*."[23]

"<u>Open market operations</u> (OMOs)-- <u>the purchase and sale of securities in the open market</u> by a central bank -- are a key tool used by the Federal Reserve in the implementation of monetary policy. The short-term objective for open market operations is specified by the Federal Open Market Committee (FOMC). Before the global financial crisis, the Federal Reserve used OMOs to adjust the supply of reserve balances so as to keep <u>the federal funds rate--the interest rate</u> at which depository institutions lend reserve balances to other depository institutions overnight-- around the target established by the FOMC."[24]

"The Fed's primary tool for implementing monetary policy is to <u>buy and sell government securities in the open market</u>. When the Fed buys (sells) U.S. Treasury securities, it increases (decreases) the volume of bank reserves held by depository institutions. By adding (subtracting) reserves the Fed can put downward (upward) pressure on the interest rate on federal funds - the market where banks buy and sell reserves, mostly on an overnight basis."[25]

Common elements shared by both the Fed and CryptoFed are listed below.

    a. A native sovereign stable token: US dollar vs. *Ducat*

    b. Interest for the native sovereign stable token: US dollar Federal funds rate vs. *Ducat Interest*

    c. Native sovereign non-stable tokens: Government securities vs. *Locke without interest and dividends.*

    d. Fiscal policy: Government spending in sovereign stable token (US dollar) corresponding to the native sovereign non-stable tokens (government securities) vs. *Ducat rewards.*

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[23] https://www.federalreserve.gov/faqs/what-economic-goals-does-federal-reserve-seek-to-achieve-through-monetary-policy.htm

[24] https://www.federalreserve.gov/monetarypolicy/openmarket.htm

[25] https://www.frbsf.org/education/publications/doctor-econ/2001/march/monetary-policy-treasury-debt/

e. Open market operations defined as trading between the native stable token and non-stable tokens: buying and selling between US dollars and government securities vs. *buying and selling between Ducat and Locke.*

CryptoFed fully agrees with the SEC's holistic approach in applying Howey analysis in the [Framework for "Investment Contract" Analysis of Digital Assets]: "The focus of the Howey analysis is not only on the form and terms of the instrument itself (in this case, the digital asset) but also on the circumstances surrounding the digital asset and the manner in which it is offered, sold, or resold (which includes secondary market sales). Therefore, issuers and other persons and entities engaged in the marketing, offer, sale, resale, or distribution of any digital asset will need to analyze the relevant transactions to determine if the federal securities laws apply."[26]

CryptoFed uses the SEC's holistic approach above to analyze the monetary system of Locke and Ducat, in comparison with the Federal Reserve System point by point and reaches the conclusion that the federal securities laws do not apply. All the equivalent elements CryptoFed shares with the Fed, should not be classified as securities if they are native tokens and are inherent, cohesive, and indispensable elements to create functional cryptocurrencies to "replace the dollar, the euro, the yen", because they should be analyzed as one monetary system in whole, not in part. Locke and Ducat should be classified as utility tokens native to CryptoFed's monetary system, as they are used within CryptoFed's own token economy and benefit CryptoFed's own community. "But it might be, I am not all the way to zero, I think there might be a reason why folks want to have native currency, a native token to jumpstart a network and to motivate a network overtime…." [27], Professor Gary Gensler, said at his MIT class of Blockchain and Money.

In summary, if a set of two native tokens, without raising and using USD funds, without revenue or costs or profits or assets, with the sole mission to maintain zero inflation and deflation of Ducat, is "to jumpstart a network and to motivate a network overtime" and to "replace the dollar, the euro, the yen", and if "the focus of the Howey analysis is not only on the form and terms of

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[26] https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets
[27] Gary Gensler, MIt, Fall 2018 Class, Video 58:00 - 60:00, Section 19. Primary Markets, ICOs & Venture Capital, Part 1, https://www.youtube.com/watch?v=iWpQpPbo7rM

the instrument itself (in this case, the digital asset) but also on the circumstances surrounding the digital asset and the manner in which it is offered, sold, or resold (which includes secondary market sales)", the conclusion should be that Locke and Ducat tokens within the CryptoFed monetary system, taken as a whole, are not securities.

3. Item 1A: Risk Factors.

3.1. Zero Value of Locke and Ducat

Locke and Ducat tokens may have no value. CryptoFed depends on Locke's value to reach and sustain a value equivalent to $0.10 USD per token before launching Ducat. However, there is no guarantee that Locke and Ducat tokens can have any value.

3.2. Effects of Government Regulations

By replacing the Fed's lending money supply mechanism with the CryptoFed's giveaway money supply mechanism, the Ducat economy presents a viable alternative to avoid the Fed's fractional reserve banking and the necessity of FDIC. The reactions from federal and state regulators are unknown.

3.3. Banks and Exchanges

Banks and exchanges complying with Know Your Customer (KYC), Anti-Money Laundering (AML) and money transmission regulations issue bank or exchange co-branded CryptoFed wallets, similar to co-branded credit cards. To transact or hold Ducat or Locke tokens, individuals and businesses must first acquire co-branded CryptoFed wallets from participating compliant banks or exchanges. However, how many banks and exchanges will work or continue working with CryptoFed is unknown.

3.4. USD-Pegged Stablecoin Market

CryptoFed does not have a fiat bank account at a financial institution and depends on the USD-pegged stablecoin market to conduct its open market operations to maintain the Target Equilibrium Exchange Rate and achieve its mission of zero inflation and zero deflation. However, there is no guarantee that the USD-pegged stablecoin market will continue growing sufficiently to support that.

3.5. Compliant Crypto Exchanges

CryptoFed depends on compliant crypto exchanges to conduct open market operations to maintain the Target Equilibrium Exchange Rate. However, there is no guarantee that compliant crypto exchange markets will continue growing sufficiently to support that.

3.6. Mass Acceptance by Consumers and Merchants

CryptoFed is a monetary system which depends on mass acceptance by consumers and merchants. However, there is no guarantee that mass acceptance can be achieved.

3.7. Zero Revenue and Mass Incentive Giveaway

CryptoFed does not have revenue, yet gives away mass incentives. This business model is new and may not work as intended.

3.8. EOS Blockchain Protocol

"To build an enterprise-grade financial product using blockchain with high scalability, low latency and zero transaction fee, EOS was our choice." The article "Why we built our blockchain business on EOS instead of Ethereum" provides a great testimony.[28] However, EOS has not been tested in a large scale deployment across the retail industry.

3.9. Operation of a Decentralized Autonomous Organization (DAO)

CryptoFed will not only decentralize and automate a monetary system, but also decentralize and automate itself. The organizational set up of such a complicated entity and monetary system means that it will likely need to be iterated and improved upon over time. If the improvement mechanisms set out in the CryptoFed Constitution fail to be agile enough to allow the DAO to adjust, it may be impossible to sustain such a large-scale operation. As the first DAO legalized in the US, CryptoFed is equivalent to making this "mission impossible" possible.

3.10.   Macroeconomic Condition

To be successful, CryptoFed relies on a fundamental macroeconomic condition that the fiat currencies of the major central banks, such as those in the US, EU and Japan, will continue to maintain zero nominal interest and negative real interest. This macroeconomic condition has held for more than 10 years, but there is no guarantee that it will continue to hold.

3.11.   Economic Theories

CryptoFed's economic theories mainly depend on the combination, integration, and reconciliation of the economic theories of Keynes and Hayek. However, the debate of these two schools of economics has

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[28] https://venturebeat.com/2019/04/13/why-we-built-our-blockchain-business-on-eos-instead-of-ethereum/

never stopped since 1930. There is no guarantee that CryptoFed's understanding of economics is correct. "The debate about the validity of their economics remains open. It hinges on the question of the extent to which full employment is the normal or strong tendency of a decentralized system. Hayek thought it was; Keynes thought it wasn't. Both could appeal to the facts to support them. Hayek could point out that the capitalist market economy had been the major factor in lifting the world out of poverty and reducing violence, Keynes to the fact that it achieved full employment only in 'moments of excitement'; that its progress was punctuated by crashes which periodically threw millions out of work; and that the capitalist era had witnessed two of the most devastating wars in history." [29]

4. Item 2: Financial Information.

CryptoFed was established on July 1, 2021, as the first legally recognized DAO in the US. There are no transactions on the CryptoFed Blockchain yet. All transactions will be recorded on the CryptoFed Blockchain once Locke and Ducat tokens are launched in the near future. Furthermore, CryptoFed has a giveaway business model which does not have any revenue or costs or any and associated financial information. Please see the revenue and cost discussion in **Item 1: Business.**

5. Item 3: Properties.

CryptoFed does not own any properties.

6. Item 4: Security Ownership of Certain Beneficial Owners and Management.

CryptoFed is a Wyoming LLC and does not issue any securities. As the founding organization, MShift is the sole member of CryptoFed whose powers and rights will completely and irreversibly become delegated to Locke token holders as defined in the CryptoFed Constitution. The delegation of powers and rights will become automatically effective after CryptoFed completes its Form S-1 filing with the SEC for Locke and Ducat token registration. Before that time, MShift is free to discuss any compliance issues with the SEC and make changes to the CryptoFed Constitution accordingly.

MShift has not formally started executing the initial allocation plan for the Locke token discussed in **Item 1: Business** yet. As of September 15, 2021, out of a maximum authorized finite number of 10 trillion

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[29] Robert Skidelsky, Keynes v Hayek: The Four Buts, page 164-165, in From the Past to the Future: Ideas and Actions for a Free Society, January 15-17,2020, A Special Meeting, The Mont Pelerin Society. https://www.hoover.org/sites/default/files/finalmpsbook.pdf

Locke tokens, less than 0.2% restricted and untradeable Locke tokens have been promised to less than 15 people, free of charge. Refundable auctions, as part of the initial allocation, will not start until the SEC declares CryptoFed's Form S-1 filing effective. Ducat distribution will not start until the market price of Locke tokens reach $0.10 USD per token on compliant exchanges via the secondary market after the refundable auctions.

7. Item 5: Directors and Executive Officers.

There is no hierarchy, such as an executive branch, board of directors, or advisory board at CryptoFed. CryptoFed will be decentralized to the extent that a CEO is no longer needed within three years. For the time being, the current Chief Executive Officer (CEO) is a symbolic position held by Marian Orr, to communicate with regulators, together with MShift, because regulators, such as SEC, may still require contact people and the founding company to be responsible for document filing.

8. Item 6: Executive Compensation.

Marian Orr, CEO and one of the three organizers of American CryptoFed DAO, is on MShift's payroll with annual salary $150,000, and has been promised 2 billion restricted and untradeable Locke tokens which cannot be sold below $ 0.05 USD per Locke token.

9. Item 7: Certain Relationships and Related Transactions, and Director Independence.

MShift is the sole member of American CryptoFed DAO. Out of the total maximum authorized finite number of 10 trillion Locke tokens, 25% will be reserved for MShift as the founding organization. Out of the total 25% allocated to MShift, 1/5th of this allocation (5% of the total) will be used to maintain, defend and protect the intellectual property which will be permanently, exclusively, and irreversibly licensed to CryptoFed, free of charge.

Scott Moeller, CEO, MShift and one of the three organizers of American CryptoFed DAO, works voluntarily without salary. His Locke token grant from MShift's 25% initial allocation will be decided after CryptoFed's Form S-1 filing.

Xiaomeng Zhou, COO, MShift Inc. and one of the three organizers of American CryptoFed DAO, works voluntarily without salary. His Locke token grant from MShift's 25% initial allocation will be decided after CryptoFed's Form S-1 filing.

10. Item 8: Legal Proceedings.

There are no legal proceedings.

11. Item 9: Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

There is no market price for Locke or Ducat tokens. There are no dividends for Locke or Ducat tokens.

12. Item 10: Recent Sales of Unregistered Securities.

No Locke or Ducat tokens have been sold. Out of a maximum authorized finite number of 10 trillion Locke tokens, less than 0.2% has been promised to less than 15 people, free of charge. CryptoFed will file Form 8-K to provide details of the tokens distributed on November 16, 2021.

13. Item 11: Description of Registrant's Securities to be Registered.

Locke and Ducat tokens are utility tokens, not securities. Their utilities and mechanisms are described in **Item 1: Business.**

14. Item 12: Indemnification of Directors and Officers.

There is no indemnification agreement.

15. Item 13: Financial Statements and Supplementary Data.

Please see **Item 2: Financial Information.**

Item 14: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

No accounting is needed because CryptoFed does not have any revenue or costs. Please see **Item 2: Financial Information.**

16. Item 15: Financial Statements and Exhibits.

No financial statements exist because CryptoFed does not have any revenue or costs. Please see **Item 2: Financial Information.**

Exhibit 1: American CryptoFed DAO Constitution

Exhibit 2: Ducat Economic Zone Plan

Exhibit 3: American CryptoFed DAO Formation Certificate

17. SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

American CryptoFed DAO LLC
(Registrant)

Date: September 15, 2021

By: DocuSigned by: Marian Orr AE52AD38E6AC4EC...

*Print name and title of the signing officer under his signature.

Name and Tittle: **Marian Orr, CEO**

MShift Inc.
(Sole Member of American CryptoFed DAO LLC)

Date: September 15, 2021

By: DocuSigned by: Scott Moeller 36388D0EEB704A1...

Name and Tittle: **Scott Moeller, CEO, MShift Inc.**

MShift Inc.
(Sole Member of American CryptoFed DAO LLC)

Date: September 15, 2021

By: DocuSigned by: Xiaomeng Zhou AF66FD470182412...

Name and Tittle: **Xiaomeng Zhou, COO, MShift Inc.**